Via Facsimile and U.S. Mail
Mail Stop 4720

June 5, 2009

John M. Radak
Chief Financial Officer
Quidel Corporation
10165 McKellar Court
San Diego, CA 92121

Re: **Quidel Corporation**
     Form 10-K for the fiscal Year Ended December 31, 2008
     Filed February 27, 2009
     Definitive Proxy Statement on Schedule 14A
     Filed April 3, 2009
     File Number: 000-10961

Dear Mr. Radak:

　　　　We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 1. Business
Marketing and Distribution, page 7

1. We note your disclosure indicating that you derive a significant portion of your total revenue from five distributors. Please file each of the distribution agreements with Cardinal Healthcare Corporation, DS Pharma Biomedical Co., Ltd., McKesson Corporation, National Distribution Corporation and Physician Sales and Services Corporation as exhibits to your Form 10-K and discuss the material terms of each agreement or provide us with an analysis supporting your determination that the agreement is not material to your business.

2. In Note 7 of the Notes to the Consolidated Financial Statements which you reference in this portion of your Business section, you indicate that there are three individual customers for whom sales were in excess of ten percent of total revenue. In accordance with Regulation S-K, Item 101 (c) (vii), please identify these three customers by name in the Business section.

Intellectual Property, page 11

3. To the extent that any of your patents are material to your business, please expand your disclosure to include a discussion of the product or product candidate that each patent relates to and the specific expiration date of the patent. If the patents are licensed, please include the material terms of the license agreement.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation
Contractual Obligations, page 38

4. We note your disclosure indicating that you have entered into various licensing agreements which require royalty payments based upon specified product sales. To the extent that any of these licensing agreements are material to your business, please file such agreement as an exhibit to your Form 10-K and expand your disclosure to provide a description of the material terms of the agreement. In particular, we note that you have a royalty agreement with Inverness Medical Innovations, Inc. which requires ongoing royalty payments of 8.5% on the majority of the company's current products. Please file the agreement with Inverness as an exhibit to your Form 10-K and include a description of the material terms of the agreement or provide us with an analysis supporting your determination that the Inverness agreement is not material to your business.

Item 15. Exhibits and Financial Statement Schedules, page 46

5. We note that you have incorporated by reference to a Form 8-K filed on October 10, 2008 the credit agreement between you as borrower and Bank of America, N.A. as lender. However, we note that the attachments and schedules to the credit agreement have not been filed. Please amend your filing to include the credit agreement and all attachments previously omitted.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 11. Quarterly Financial Information (unaudited), page F-23

6. Item 302 of Regulation S-K requires the presentation of gross profits, which should include net sales less costs and expenses associated directly with or allocated to products sold or services rendered. Please revise to disclose quarterly gross profit

information similar to the proposed disclosure in your August 29, 2007 response to
our August 15, 2007 letter.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 23
Compensation Plan Design and Key Elements Used to Achieve Compensation Objectives

7. We note your disclosure that the Compensation Committee considers market data
    from a variety of sources, including the Radford Global Life Sciences Survey and a
    comparative group of ten publicly-traded companies. Please expand your disclosure
    to identify by name and industry sector the ten publicly-traded companies against
    which you benchmark your executive compensation.

* * * *

As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. Please furnish a cover
letter with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in
   the filings;
* staff comments or changes to disclosure in response to staff comments do not
   foreclose the Commission from taking any action with respect to the filings;
   and
* the company may not assert staff comments as a defense in any proceeding
   initiated by the Commission or any person under the federal securities laws of
   the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

       Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Nandini Acharya, Staff Attorney, at (202) 551-3495 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant